

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2019

Janet Zelenka
Chief Financial Officer
STERICYCLE INC
28161 North Keith Drive
Lake Forest, Illinois
60045

> **Re: STERICYCLE INC**
> **Form 10-Q for the period ended March 31, 2019**
> **Filed on May 2, 2019**
> **File No. 001-37556**

Dear Ms. Zelenka:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction